

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Via E-mail
Ms. Catherine D. Rice
Chief Financial Officer
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, NY 10020

      Re: **Carey Watermark Investors Incorporated**
              Form 10-K for the year ended December 31, 2012
              Filed March 12, 2013
              File No. 0-54263

Dear Ms. Rice:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Daniel L. Gordon

              Daniel L. Gordon
              Branch Chief